ALLGREEN PROPERTIES LIMITED

RECEIVED

2006 MAR 28 A 11:11

OFFICE OF INTERNATIONAL CORPORATE FINANCE

06011962

File No. 82-4959

Date: 15 MAR 2006

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America

SUPPL

Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

Yours faithfully

ISOO TAN
COMPANY SECRETARY

PROCESSED
MAR 28 2006
THOMSON
FINANCIAL

enc

3/28

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS

Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	ALLGREEN PROPERTIES LTD
Company Registration No.	198601009N
Announcement submitted on behalf of	ALLGREEN PROPERTIES LTD
Announcement is submitted with respect to *	ALLGREEN PROPERTIES LTD
Announcement is submitted by *	Ms Isoo Tan
Designation *	Company Secretary
Date & Time of Broadcast	15-Mar-2006 18:12:51
Announcement No.	00085

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	14-03-2006
2.	Name of Director *	Wan Fook Kong

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-03-2006
2.	Name of Registered Holder	Wan Fook Kong
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Options held before the change	200000
As a percentage of issued share capital	0.019 %
No. of Options which are subject of this notice	200000
As a percentage of issued share capital	0.019 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.95

No. of Options held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1. Date of change of [Select Option]	
2. The change in the percentage level	From % To %
3. Circumstance(s) giving rise to the interest or change in interest	[Select Option]
# Please specify details	
4. A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	0	0
As a percentage of issued share capital	0 %	0 %
No. of shares held after the change	200000	0
As a percentage of issued share capital	0.019 %	0 %

Footnotes	
Attachments:	Total size = **0** (2048K size limit recommended)

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Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest *

* Asterisks denote mandatory information

Name of Announcer *	ALLGREEN PROPERTIES LTD
Company Registration No.	198601009N
Announcement submitted on behalf of	ALLGREEN PROPERTIES LTD
Announcement is submitted with respect to *	ALLGREEN PROPERTIES LTD
Announcement is submitted by *	Ms Isoo Tan
Designation *	Company Secretary
Date & Time of Broadcast	15-Mar-2006 18:16:30
Announcement No.	00087

>> Announcement Details

The details of the announcement start here ...

>> PART I [Please complete this part]

1.	Date of notice to issuer *	14-03-2006
2.	Name of Director *	Keith Tay Ah Kee

3. Please tick one or more appropriate box(es): *

- Notice of a Director's (including a director who is a substantial shareholder) Interest and Change in Interest. [Please complete Part II and IV]

>> PART II

1.	Date of change of Interest	14-03-2006
2.	Name of Registered Holder	Keith Tay Ah Kee
3.	Circumstance(s) giving rise to the interest or change in interest	Exercise of Share Options/Convertibles
	# Please specify details	

4. Information relating to shares held in the name of the Registered Holder

No. of Options held before the change	200000
As a percentage of issued share capital	0.019 %
No. of Options which are subject of this notice	200000
As a percentage of issued share capital	0.019 %
Amount of consideration (excluding brokerage and stamp duties) per share paid or received	0.95

No. of Options held after the change	0
As a percentage of issued share capital	0 %

>> PART III

1.	Date of change of [Select Option]	
2.	The change in the percentage level	From % To %
3.	Circumstance(s) giving rise to the interest or change in interest	[Select Option]
	# Please specify details	
4.	A statement of whether the change in the percentage level is the result of a transaction or a series of transactions:	

>> PART IV

1. Holdings of Director , including direct and deemed interest :

	Direct	Deemed
No. of shares held before the change	48000	0
As a percentage of issued share capital	0.005 %	0 %
No. of shares held after the change	248000	0
As a percentage of issued share capital	0.024 %	0 %

Footnotes

Attachments: Total size = **0**
(2048K size limit recommended)

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